FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Company")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

February 28, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on February 28, 2008.

Item 4.

Summary of Material Change

The Corporation reported results from a deep drill hole at its Curraghinalt gold deposit in Northern Ireland.

Item 5.

Full Description of Material Change

The Corporation reported the results of a deep drill hole, CT-53, at its Curraghinalt gold deposit in Northern Ireland. The hole was not previously disclosed in the resource estimate announced December 5, 2007, as it was completed post deadline for resource evaluation.

CT-53 was drilled to a depth of 501 metres and located to the north of the main resource zone. It was drilled as part of an ongoing program of testing the down dip extension of the main resource. The hole intersected 16 mineralized veins including seven of particularly high grade. CT-53 returned similar vein grades and widths to those recorded in hole CT-26; the last deep hole in the deposit that was included in the December resource estimate.

Highlights include:

From	To	Width (m)	g/t Au
57.25	58.25	1.00	9.0
78.37	79.37	1.00	9.7
165.64	166.64	1.00	18.1
175.58	176.58	1.00	10.6
370.04	371.04	1.00	15.7
430.07	431.12	1.05	66.9
444.79	445.79	1.00	22.8

More details of the significant intercepts are listed below.

"Hole CT-53 elevates our confidence in the structure and down dip extension of these high-grade gold veins at Curraghinalt," said Tournigan president and CEO, James Walchuck. "We will continue to drill at depth and along strike to extend this resource with plans for a further 4,000 metres of infill and step out drilling in 2008."

The December 5, 2007 Curraghinalt resource estimate was prepared by independent consultant Micon International Limited of Toronto. It reported an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne, and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of 6 grams of gold per tonne and a minimum vein width of 1 metre.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Vaughan Williams, P. Geo., Eur. Geol., of Aurum Exploration Services, Tournigan's consulting geologist and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

Significant intercepts in drill hole CT-53 are as follows:

From	To	Width (m)	g/t Au
57.25	58.25	1.00	9.0
78.37	79.37	1.00	9.7
107.78	108.03	0.25	3.4
116.98	117.98	1.00	5.5
141.71	142.74	1.03	3.7
165.64	166.64	1.00	18.1
168.35	169.45	1.10	5.6
175.58	176.58	1.00	10.6
276.24	278.24	1.00	2.8
370.04	371.04	1.00	15.7
375.85	376.85	1.00	5.0
395.94	396.19	0.25	8.2
430.07	431.12	1.05	66.9
444.79	445.79	1.00	22.8
465.57	466.57	1.00	2.9
495.13	495.38	0.25	5.7

The following images are available from Tournigan’s web site:

A plan map showing drill locations: Appendix I
A section map of highlighting CT-53: Appendix II
A table showing intercepts of CT-53 and CT-26: Appendix III

Grant of Stock Options

The Corporation also announces the grant of 1,812,500 incentive stock options to directors, officers, employees and consultants of the Corporation at an exercise price of $1.16 being the closing price of the Corporation’s common shares on the TSX Venture Exchange on February 27, 2008. The stock options are subject to vesting provisions and the terms and conditions of the Corporation’s Stock Option Plan. The stock options will expire after a period of five years from the date of issuance and are subject to regulatory approval.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 3rd day of March, 2008.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com